UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Charter Communications, Inc.
(Name of Subject Company (Issuer))

Charter Communications, Inc.
(Name of Filing Person (Issuer))

Options to Purchase Common Stock
par value of $.001 per share
(Title of Class of Securities)

16117M107
(CUSIP Numbers of Class of Securities)
(Underlying Class A Common Stock)

Curtis S. Shaw, Esq.
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri   63131
(314) 965-0555
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Alvin G. Segel, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[  ]     going-private transaction subject to Rule 13e-3.

[  ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed by Charter Communications, Inc. ("Charter") relating to its Stock Option Exchange Program pursuant to which holders of certain options to purchase shares of Charter's Class A Common Stock may elect to cancel such options in exchange for restricted shares of Charter Class A Common Stock or, in certain cases, cash upon the terms and subject to the conditions in the Offer to Exchange dated January 20, 2004.

Item 12. Exhibits.

(a)(18) Text of February 12, 2004 e-mail reminder to eligible employees.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER COMMUNICATIONS, INC.

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President - Chief
Administrative Officer

Dated: February 12, 2004

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
(a)(18)	Text of February 12, 2004 e-mail reminder to eligible employees.

Exhibit (a)(18)

REMINDER

Stock Option Exchange Opportunity
Closes February 20th, 2004

By now, eligible employees have received communications regarding Charter's Offer to Exchange, allowing employees to exchange certain existing stock options for shares of restricted Class A common stock in the company, or in some instances, cash. The offer was e-mailed and/or mailed to all eligible employees on Jan. 20 and is scheduled to close on Feb. 20, 2004.

An Exchange Program Web Site has been activated in conjunction with the Offer to Exchange. Employees can access the site at www.corporate-action.net/Charter. Eligible employees must enter the PIN number that was included in their notification mailing.

Eligible employees who choose to participate in the Offer to Exchange MUST do so by February 20th. Mellon must receive all decisions by 5:00 EST February 20, 2004.

Employee participation in the stock option exchange program is completely voluntary. Those employees who do not want to exchange their options do not need to take any action. If you do not take any action, your options will remain under the terms they were granted.

A customer service line - staffed by Mellon - is open between 9 a.m. and 6 p.m. EST Monday through Friday. Employees with questions should call 1-888-788-1316.